LCNB CORP.
2 North Broadway
Lebanon, Ohio 45036

November 27, 2012

VIA EDGAR

Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	LCNB Corporation
Registration Statement on Form S-4
Filed October 29, 2012
File number 333-184627

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LCNB Corp., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 6:00 a.m., Eastern time, on November 29, 2012, or as soon thereafter as practicable.  In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Susan B. Zaunbrecher, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8171 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

LCNB Corp.

By:	/s/ Stephen P. Wilson
Name:	Stephen P. Wilson
Title:	Chief Executive Officer and Chairman of the Board